

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 19, 2006

via U.S. mail and facsimile

Mr. Martin Schwartz, Chief Executive Officer
Dorel Industries, Inc.
1255 Greene Avenue, Suite 300
Westmount
Quebec, Canada H3Z2A4

> **RE:** **Dorel Industries, Inc.**
> **Form 40-F for the Fiscal Year Ended December 30, 2005**
> **File No. 0-29712**

Dear Mr. Schwartz:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 30, 2005

General

1. Your geographic segment information contained in note 25 indicates that the majority of your goodwill and property, plant and equipment is located in the

United States. Based on this fact, it is unclear to us whether the majority of your remaining assets is also located in the United States. If so, please tell us how you satisfied the requirements to be considered a foreign private issuer as defined by Rule 405 of Regulation C, for the purposes of filing on Form 40-F. We presume that less than 50% of your outstanding voting securities are directly or indirectly owned of record by residents of the U.S. Please confirm.

Auditors' Report

2. We note from the KPMG audit report that another auditor performed the 2004 audit of your financial statements. It appears that Goldsmith Hersh performed the 2004 audit, based on the consent from them dated April 4, 2006. Please tell us where you have included the 2004 audit opinion from Goldsmith Hersh in your filing or tell us why you believe the report is not required.

   Furthermore, we note that Goldsmith Hersh is not listed as a registered firm with the Public Company Accounting Oversight Board (PCAOB) as of the May 17, 2006 listing. Please tell us whether the firm was registered during the audit of your 2004 financial statements. If not, please tell us your basis for not obtaining an audit from a PCAOB-registered firm in 2004.

Note 22 – Income Taxes

3. We note that you reduced income tax expense in 2005 and 2004 by $6.5 million and $9 million, respectively, relating to the recovery of income taxes arising from exempt items and the use of unrecorded tax benefits. Please tell us the amount of the recovery from exempt items and clarify the nature of these items. For example, please clarify whether these items represent permanent differences under SFAS 109. Please provide specific examples of these items and tell us the periods in which they originally arose, if other than the period in which they were recognized.

   With respect to your unrecorded tax benefits, please address the following.
   - Tell us the circumstances that originally gave rise to your unrecorded tax benefits and the periods in which they originally arose.
   - Tell us why you have not recognized these benefits in the periods in which they originally arose.
   - Discuss the circumstances that occurred in 2005 and 2004 that allowed you to use these benefits and recognize the amounts noted above.
   - Provide to us a roll-forward from December 31, 2003 to December 30, 2005.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief